Exhibit 99.3

LETTER OF TRANSMITTAL AND CONSENT

Rinker Materials Corporation

Offer to purchase (the “Offer”) its
6.875% Notes due March 1, 2004 (the “notes”)
144A: CUSIP 126392 AA 7, ISIN US126392AA72
Reg. S: Common Code 004931203 ISIN USQ30201AA78

Guaranteed by

CSR Limited

and

Rinker Group Limited

and

Solicitation of Consents to Amend Related Indenture (the “Solicitation”)

PURSUANT TO THE CONSENT SOLICITATION
AND OFFER TO PURCHASE STATEMENT (THE “STATEMENT”)
DATED February 28, 2003

THE DEPOSITARY FOR THE OFFER IS:

Bank One, N.A.

By Mail/Overnight Courier/Hand:
1111 Polaris Parkway
Suite N1-OH1-0184
Columbus, Ohio 43240

By Facsimile for Eligible Institutions:
614-248-9987
Confirm by Telephone:  800-346-5153

In order to be eligible to receive the Consent Payment, holders must have tendered and not withdrawn their notes at 5:00 p.m., New York City time, on March 13, 2003, unless extended or earlier terminated (as it may be extended, the “Consent Payment Deadline”).

The Offer will expire at 9 a.m., New York City time, on March 28, 2003, unless extended or earlier terminated (as it may be extended, the “Offer Expiration Time”), which is the date on which the demerger of Rinker Group Limited from CSR is expected to become effective (the “Demerger Effective Date”).  See “The Offer and Solicitation — Background” in the Statement.  The Offer Expiration Time may be extended and will be extended, if necessary, to be no earlier than the Demerger Effective Date.

Notes tendered pursuant to the Offer may be withdrawn at any time prior to the Offer Expiration Time.  A valid withdrawal of tendered notes prior to the Consent Payment Deadline will constitute the concurrent valid revocation of (and the only means of validly revoking) the related Consent.  Consents may not be withdrawn subsequent to the Consent Payment Deadline. Tendered notes withdrawn subsequent to the Consent Payment Deadline will not revoke the related Consent.

Delivery of this Letter of Transmittal and Consent to an address other than as set forth above, or transmission of instructions via a fax number other than as listed above, will not constitute a valid delivery.

Capitalized terms used herein and not defined herein shall have the meaning ascribed to them in the Statement.

This Letter of Transmittal and Consent is to be completed by a holder of notes desiring to tender notes unless such holder is executing the tender through DTC’s Automated Tender Offer Program (“ATOP”).  This Letter of Transmittal and Consent need not be completed by a holder tendering through ATOP.

For a description of certain procedures to be followed in order to tender notes (through ATOP or otherwise), see “The Offer and Solicitation — Procedures for Tendering notes” in the Statement and the instructions to this Letter of Transmittal and Consent.

TENDER OF NOTES
☐ CHECK HERE IF CERTIFICATES REPRESENTING TENDERED NOTES ARE ENCLOSED HEREWITH.
☐ CHECK HERE IF TENDERED NOTES ARE BEING DELIVERED BY BOOK-ENTRY TRANSFER MADE TO THE ACCOUNT MAINTAINED BY THE DEPOSITARY WITH DTC AND COMPLETE THE FOLLOWING:
Name of Tendering Institution:
Account Number:
VOI Number:
Dated Tendered:

List below the notes to which this Letter of Transmittal and Consent relates.  If the space provided is inadequate, list the certificate numbers and principal amounts on a separately executed schedule and affix the schedule to this Letter of Transmittal and Consent.  Tenders of notes will be accepted only in principal amounts equal to U.S.$1,000 or integral multiples thereof. No alternative, conditional or contingent tenders will be accepted.

DESCRIPTION OF NOTES
Name(s) and Address(es) of Registered Holder(s) or Name of DTC Participant and Participant’s DTC Account Number in which notes are Held (Please fill in blank)	Certificate Number(s)*	Aggregate Principal Amount Represented	Principal Amount Tendered and as to which Consents are Given**

Total Principal Amount of notes:
* **

Need not be completed by holders tendering by book-entry transfer.

Unless otherwise specified, it will be assumed that the entire aggregate principal amount represented by the notes described above is being tendered and a Consent with respect thereto is being given.  A tendering holder is required to Consent to the Amendments with respect to all notes tendered by such holder.

If not already printed above, the name(s) and address(es) of the registered holder(s) should be printed exactly as they appear on the certificate(s) representing notes tendered hereby or, if tendered by a participant in DTC, exactly as such participant’s name appears on a security position listing as the owner of the notes.

NOTE:  SIGNATURES MUST BE PROVIDED BELOW.
PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY.

Ladies and Gentlemen:

The undersigned hereby (a) tenders to Rinker Materials Corporation (the “Company”), upon the terms and subject to the conditions set forth in its Offer to Purchase and Consent Solicitation Statement dated February 28, 2003 (the “Statement”), receipt of which is hereby acknowledged, and in accordance with this Letter of Transmittal and Consent, the principal amount of notes indicated in the table above entitled “Description of Notes” under the column heading “Principal Amount Tendered and as to which Consents are Given” (or, if nothing is indicated therein, with respect to the entire aggregate principal amount represented by the notes described in such table) and (b) consents,  with respect to the aggregate principal amount of such notes, to the Amendments to the Indenture under which the notes were issued and to the execution of a Second Supplemental Indenture effecting such Amendments, as described in the Statement. The undersigned acknowledges and agrees that the tender of notes made hereby may not be withdrawn, and the consent granted hereby not be revoked, except in accordance with the procedures set forth in the Statement. Capitalized terms used herein and not defined herein shall have the meanings ascribed to them in the Statement.

Subject to, and effective upon, the acceptance for purchase of, and payment for, the principal amount of notes tendered herewith in accordance with the terms and subject to the conditions of the Offer and the Solicitation, the undersigned hereby (a) sells, assigns and transfers to, or upon the order of, the Company, all right, title and interest in and to all of the notes tendered hereby and (b) waives any and all other rights with respect to such notes.  The undersigned hereby irrevocably constitutes and appoints the Depositary the true and lawful agent and attorney-in-fact of the undersigned (with full knowledge that the Depositary also acts as the agent of the Company) with respect to such notes, with full powers of substitution and revocation (such power of attorney being deemed to be an irrevocable power coupled with an interest), to (i) present such notes and all evidences of transfer and authenticity to, or transfer ownership of such notes on the account books maintained by DTC to, or upon the order of, the Company, (ii) present such notes for transfer of ownership on the books of the Company, (iii) receive all benefits and otherwise exercise all rights of beneficial ownership of such notes, and (iv) deliver to the Company, CSR Limited (“CSR”), Rinker Group Limited (“RGL” and, together, the “Guarantors”) and the Trustee this Letter of Transmittal and Consent as evidence of the undersigned’s consent to the Amendments and as certification that the Consent Condition has been satisfied, all in accordance with the terms and conditions of the Offer and the Solicitation as described in the Statement.

The undersigned understands that tenders of notes may be withdrawn and the related Consents may be revoked only by written notice of withdrawal or revocation received by the Depositary prior to the applicable Consent Payment Deadline pursuant to the terms of the Statement.

If the undersigned is not the Record Holder of the notes listed in the box above labeled “Description of Notes” under the column heading “Principal Amount Tendered and as to which Consents are Given” or such Record Holder’s legal representative or attorney-in-fact (or, in the case of notes held through DTC, the DTC participant for whose account such notes are held), then the undersigned has obtained a properly completed irrevocable proxy that authorizes the undersigned (or the undersigned’s legal representative or attorney-in-fact) to deliver a Consent in respect of such notes on behalf of the holder thereof, and such proxy is being delivered with this Letter of Transmittal and Consent.

The undersigned acknowledges and agrees that a tender of notes pursuant to any of the procedures described in the Statement and in the instructions hereto and an acceptance of such notes by the Company will constitute a binding agreement among the undersigned, the Company and the Guarantors upon the terms and subject to the conditions of the Offer and the Solicitation.

The undersigned hereby represents and warrants that the undersigned has full power and authority to tender, sell, assign and transfer the notes tendered hereby and to give the Consent contained herein, and that when such tendered notes are accepted for payment and paid for by the Company pursuant to the Offer, the Company will acquire good title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim or right.  The undersigned will, upon request, execute and deliver any additional documents deemed by the Depositary, the Company or the Guarantors to be necessary or desirable to complete the sale, assignment and transfer of the notes tendered hereby, to perfect the undersigned’s Consent to the Amendments or to complete the execution of the Second Supplemental Indenture containing provision for the Amendments.

No authority conferred or agreed to be conferred by this Letter of Transmittal and Consent shall be affected by, and all such authority shall survive, the death or incapacity of the undersigned, and any obligation of the undersigned hereunder shall be binding upon the heirs, executors, administrators, trustees in bankruptcy, personal and legal representatives, successors and assigns of the undersigned.

In consideration for the purchase of the notes pursuant to the Offer, the undersigned hereby waives, releases, forever discharges and agrees not to sue the Company, the Guarantors or their respective former, current or future directors, officers, employees, agents, subsidiaries, affiliates, stockholders, predecessors, successors, assigns or other representatives as to any and all claims, demand, causes of action and liabilities of any kind under any theory whatsoever, whether known or unknown (excluding any liability arising under United States federal securities laws or securities laws of Australia in connection with the Statement and Consent Solicitation), by reason of any act, omission, transaction or occurrence, that the undersigned ever had, now has or hereafter may have against the Company, the Guarantors or such other above-mentioned persons or entities as a result of or in any manner related to the undersigned’s purchase, ownership or disposition of the notes pursuant to the Statement or any decline in the value thereof up to and including the applicable Offer Expiration Time.  Without limiting the generality or effect of the foregoing, upon the purchase of notes pursuant to the Statement, the Company shall obtain all rights relating to the undersigned’s ownership of notes (including, without limitation, the right to all interest payable on the notes) and any and all claims relating thereto.

Unless otherwise indicated herein under “A. Special Issuance/Delivery Instructions”, the undersigned hereby request(s) that any notes representing principal amounts not tendered or not accepted for purchase be issued in the name(s) of, and be delivered to, the undersigned (and, in the case of notes tendered by book-entry transfer, by credit to the account of DTC).  Unless otherwise indicated herein under “B. Special Payment Instructions”, the undersigned hereby request(s) that any checks for payment to be made in respect of the notes tendered hereby be issued to the order of, and delivered to, the undersigned.

In the event that the “A. Special Issuance/Delivery Instructions” box is completed, the undersigned hereby request(s) that any notes representing principal amounts not tendered or not accepted for purchase be issued in the name(s) of, and be delivered to, the person(s) at the address(es) therein indicated.  The undersigned recognizes that the Company has no obligation pursuant to the “A.  Special Issuance/Delivery Instructions” box to transfer any notes from the names of the registered holder(s) thereof if the Company does not accept for purchase any of the principal amount of such notes so tendered.  In the event that the “B. Special Payment Instructions” box is completed, the undersigned hereby request(s) that checks for payment to be made in respect of the notes tendered hereby (including the Offer Consideration, the Consent Payment, or any other amounts as provided in the Statement) be issued to the order of, and be delivered to, the person(s) at the address(es) therein indicated.

A. SPECIAL ISSUANCE/DELIVERY INSTRUCTIONS (See instructions 1 and 2)	B.SPECIAL PAYMENT INSTRUCTIONS (See instructions 1 and 2)

To be completed ONLY if notes in a principal amount not tendered or not accepted for purchase are to be issued in the name of someone other than the person(s) whose signature(s) appear(s) within this Letter of Transmittal and Consent or sent to an address different from that shown in the box entitled “Description of notes” within this Letter of Transmittal and Consent.

To be completed ONLY if checks are to be issued payable to someone other than the person(s) whose signature(s) appear(s) within this Letter of Transmittal and Consent or sent to an address different from that shown in the box entitled “Description of notes” within this Letter of Transmittal and Consent

Name	Name
(Please Print)	(Please Print)
Address	Address

(Zip Code)	(Zip Code)

(Tax Identification or Social Security Number)	(Tax Identification or Social Security Number)
(See Substitute Form W-9 herein)	(See Substitute Form W-9 herein)

☐ Check here to direct a credit of notes not tendered or not accepted for purchase delivered by book-entry transfer to an account at DTC.

DTC Account No.
Number of Account Party:

PLEASE COMPLETE AND SIGN BELOW (This page is to be completed and signed by all tendering holders except holders executing the tender through DTC’s ATOP)

           By completing, executing and delivering this Letter of Transmittal and Consent, the undersigned hereby tenders, and consents to the Amendments (and to execution of the Second Supplemental Indenture effecting the Amendments) with respect to, the principal amount of the notes listed in the box above labeled “Description of Notes” under the column heading “Principal Amount Tendered and as to which Consents are Given” (or, if nothing is indicated therein, with respect to the entire aggregate principal amount represented by the notes described in such box).

Signature(s)

(Must be signed by the Record Holder(s) exactly as the name(s) appear(s) on certificate(s) representing the tendered notes or, if the notes are tendered by a participant in DTC, exactly as such participant’s name appears on a security position listing as the owner of such notes.  If signature is by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, please set forth the full title and see Instruction 1.)

Dated:
Name(s)
(Please Print)

Capacity (full title)

Address
(Including Zip Code)

Area Code and Telephone Number

Tax Identification or Social Security No.

(REMEMBER TO COMPLETE ACCOMPANYING SUBSTITUTE FORM W-9)

Medallion Signature Guarantee (Only If Required-See Instructions 1 and 2)

Authorized Signature of Guarantor

Name of Firm

Address
Area Code and Telephone Number
[Place Seal Here]

INSTRUCTIONS

Forming Part of the Terms and Conditions of the Offer

1.     Signatures on Letter of Transmittal and Consent, Instruments of Transfer and Endorsements.  If this Letter of Transmittal and Consent is signed by the registered holder(s) of the notes tendered hereby, the signatures must correspond with the name(s) as written on the face of the certificate(s) without alteration, enlargement or any change whatsoever.  If this Letter of Transmittal and Consent is signed by a participant in DTC whose name is shown on a security position listing as the owner of the notes tendered hereby, the signature must correspond with the name shown on the security position listing as the owner of such notes.

If any of the notes tendered hereby are registered in the name of two or more holders, all such holders must sign this Letter of Transmittal and Consent.  If any of the notes tendered hereby are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal and Consent as there are different registrations of certificates.

If this Letter of Transmittal and Consent or any notes or instrument of transfer is signed by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and proper evidence satisfactory to the Company of such person’s authority to so act must be submitted.

When this Letter of Transmittal and Consent is signed by the registered holders of the notes tendered hereby, no endorsements of notes or separate instruments of transfer are required unless payment is to be made, or notes not tendered or purchased are to be issued, to a person other than the registered holders, in which case signatures on such notes or instruments of transfer must be guaranteed by a Medallion Signature Guarantor.

Unless this Letter of Transmittal and Consent is signed by the Record Holder(s) of the notes tendered hereby (or by a participant in DTC whose name appears on a security position listing as the owner of such notes), such notes must be endorsed or accompanied by appropriate instruments of transfer, and be accompanied by a duly completed proxy entitling the signer to consent with respect to such notes on behalf of such Record Holder(s) (or such participant), and each such endorsement, instrument of transfer or proxy must be signed exactly as the name or names of the Record Holder(s) appear on the notes (or as the name of such participant appears on a security position listing as the owner of such notes); signatures on each such endorsement, instrument of transfer or proxy must be guaranteed by a Medallion Signature Guarantor, unless the signature is that of an Eligible Institution.

2.     Signature Guarantees.  Signatures on this Letter of Transmittal and Consent must be guaranteed by a Medallion Signature Guarantor, unless the notes tendered hereby are tendered by a Record Holder (or by a participant in DTC whose name appears on a security position listing as the owner of such notes) that has not completed either the box entitled “A. Special Issuance/Delivery Instructions” or “B. Special Payment Instructions” on this Letter of Transmittal and Consent.  See Instruction 1.

3.     Transfer Taxes.  Except as set forth in this Instruction 3, the Company will pay or cause to be paid any transfer taxes with respect to the transfer and sale of notes to it, or to its order, pursuant to the Offer.  If payment is to be made to, or if notes not tendered or purchased are to be registered in the name of, any persons other than the Record Holders, or if tendered notes are registered in the name of any persons other than the persons signing this Letter of Transmittal and Consent, the amount of any transfer taxes (whether imposed on the Record Holder or such other person) payable on account of the transfer to such other person will be deducted from the payment unless satisfactory evidence of the payment of such taxes or exemption therefrom is submitted.

4.     Substitute Form W–9.  Each tendering U.S. Holder (or other payee) is required to provide the Depositary with a correct taxpayer identification number (“TIN”), generally the U.S. Holder’s Social Security or federal employer identification number, and with certain other information, on Substitute Form W–9, which is provided under “Important Tax Information” below, and to certify that the U.S. Holder (or other payee) is not subject to backup withholding.  Failure to provide the information on the Substitute Form W–9 may subject the tendering U.S. Holder (or other payee) to a U.S.$50 penalty imposed by the Internal Revenue Service and backup withholding of a portion of any payment.  The box in Part 3 of the Substitute Form W–9 may be checked if the tendering U.S. Holder (or other payee) has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future.  If the box in Part 3 is checked and the Depositary is not provided with a TIN by the time of payment, the Depositary will backup withhold a portion of such payments, if any, until a TIN is provided to the Depositary.

5.     Requests for Assistance or Additional Copies.  Any questions or requests for assistance or additional copies of the Statement or this Letter of Transmittal and Consent may be directed to the Information Agent at one of its telephone numbers set forth on the back cover page of the Statement.  A holder may also contact the Dealer Manager at its telephone number set forth on the back cover page of the Statement, or such holder’s broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

6.     Partial Tenders.  Tenders of notes (and deliveries of the related Consents) will be accepted only in integral multiples of U.S.$1,000.  If less than the entire principal amount of any Note is tendered, the tendering holder should fill in the principal amount tendered and for which Consents are given in the fourth column of the boxes entitled “Description of notes” above.  The entire principal amount of notes delivered to the Depositary will be deemed to have been tendered and consents delivered therefore unless otherwise indicated.  If the entire principal amount of all notes is not tendered, then substitute notes for the principal amount of notes not tendered and purchased pursuant to the Offers will be sent to the holder at his or her registered address, unless a different address is provided in the appropriate box on this Letter of Transmittal and Consent, promptly after the delivered notes are accepted for partial tender.

IMPORTANT TAX INFORMATION

Under federal income tax law, a U.S. Holder whose tendered notes are accepted for payment is required to provide the Depositary with such U.S. Holder’s current TIN on Substitute Form W–9 below, or, alternatively, to establish another basis for an exemption from backup withholding.  If such U.S. Holder is an individual, the TIN is his or her Social Security number.  If the Depositary is not provided with the correct TIN, the U.S. Holder or other payee may be subject to a U.S.$50 penalty imposed by the Internal Revenue Service.  In addition, any payment made to such U.S. Holder or other payee with respect to notes purchased pursuant to the Offer may be subject to backup withholding of a portion of any payment.

Certain holders (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements.  In order for a foreign individual to qualify as an exempt recipient, that holder must submit to the Depositary a properly completed Internal Revenue Service Form W–8 BEN (or other appropriate Form W-8) signed under penalties of perjury, attesting to that individual’s exempt status.  A Form W–8 BEN (or other appropriate Form W-8) can be obtained from the Depositary.  See the enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W–9” for additional instructions.

If backup withholding applies, the Depositary is required to backup withhold a portion of any payment made to the holder or other payee.  Backup withholding is not an additional tax.  Rather, the federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld.  If withholding results in an overpayment of taxes, a refund may be obtained from the Internal Revenue Service.

Purpose of Substitute Form W–9

To prevent backup withholding on any payment made to a U.S. Holder or other payee with respect to notes purchased pursuant to the Offer, the U.S. Holder is required to notify the Depositary of the U.S. Holder’s current TIN (or the TIN of any other payee) by completing the form below, certifying that the TIN provided on Substitute Form W–9 is correct (or that such U.S. Holder is awaiting a TIN), and that (a) the U.S. Holder has not been notified by the Internal Revenue Service that the U.S. Holder is subject to backup withholding as a result of failure to report all interest or dividends or (b) the Internal Revenue Service has notified the U.S. Holder that the U.S. Holder is no longer subject to backup withholding.

What Number to Give the Depositary

The U.S. Holder is required to give the Depositary the TIN (e.g., Social Security number or Employer Identification Number) of the registered owner of the notes.  If the notes are registered in more than one name or are not registered in the name of the actual owner, consult the enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W–9” for additional guidance on which number to report.

PAYER’S NAME: Bank One, N.A.
SUBSTITUTE Form W-9	Part 1-PLEASE PROVIDE YOUR TIN IN THE BOX AT RIGHT AND CERTIFY BY SIGNING AND DATING BELOW.		_______________________ Social Security Number(s) OR _______________________Employer Identification Number(s)
Department of the Treasury Internal Revenue Service	Part 2— Certification — Under Penalties of Perjury, I certify that:		Part 3— Awaiting TIN ☐
	(1)	The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued for me), and
(2)

I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.

	(3)	I am a U.S. person (including a U.S. resident alien)
Payer’s Request for Taxpayer Identification Number (“TIN”) and Certifications

Certification Instructions — You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return.

Name_________________________________ Address_______________________________
                 (include zip code)

SIGNATURE __________________________ DATE ____________________

NOTE:                   FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN A U.S.$50 PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE AND BACKUP WITHHOLDING OF A PORTION OF ANY CASH PAYMENTS MADE TO YOU PURSUANT TO THE OFFER.  PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W–9 FOR ADDITIONAL DETAILS.

NOTE:                   YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE BOX IN PART 3 OF THE SUBSTITUTE FORM W–9.

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (1) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration office or (2) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number by the time of payment, a portion of all reportable cash payments made to me thereafter will be withheld until I provide a taxpayer identification number to the payer and that, if I do not provide my taxpayer identification number within sixty days, a portion such retained amounts shall be remitted to the IRS as backup withholding.

SIGNATURE ______________________________              DATE _______________________

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W–9

Guidelines for Determining the Proper Identification Number to Give the Payer — Social Security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employer Identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer.

For this type of account:		Give the SOCIAL SECURITY number of —	For this type of account:		Give the EMPLOYER IDENTIFICATION number of —
1.	Individual	The individual	8.	Sole proprietorship account	The owner(4)
2.	Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account(1)	9.	A valid trust, estate, or pension trust	Legal entity (Do not furnish the identifying number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)(5)
3.	Husband and wife (joint account)	The actual owner of the account or, if joint funds, the first individual on the account(1)	10.	Corporate	The corporation
4.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)	11.	Religious, charitable, or educational organization	The organization
5.	Adult and minor (joint account)	The adult or, if the minor is the only contributor, the minor(1)	12.	Partnership held in the name of the business	The partnership
6.	Account in the name of guardian or committee for a designated ward, minor, or incompetent person	The ward, minor, or incompetent person(3)	13.	Association, club or other tax-exempt organization	The organization
7.	a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)	14.	A broker or registered nominee	The broker or nominee
	b. So-called trust account that is not a legal or valid trust under State law	The actual owner(1)	15.	Account with the Department of Agriculture in the name of a public entity (such as a State or local government, school district or prison) that receives agricultural program payments.	The public entity

(1)               List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person’s social security number must be furnished.

(2)               Circle the minor’s name and furnish the minor’s social security number.

(3)               Circle the ward’s, minor’s or incompetent person’s name and furnish such person’s social security number.

(4)               You must show your individual name, but you may also enter your business or “doing business as” name.  You may use either your social security number or your employer identification number (if you have one).

(5)               List first and circle the name of the legal trust, estate or pension trust.

NOTE:          If no name is circled when there is more than one name listed, the number will be considered to be that of the first name listed.

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W–9

Obtaining a Number

If you don’t have a taxpayer identification number or you don’t know your number, obtain Form SS-5, Application for a Social Security Number Card, or Form SS-4, Application for Employer Identification Number, at the local office of the Social Security Administration or the Internal Revenue Service and apply for a number.

Payees Exempt from Backup Withholding Payees specifically exempted from backup withholding on ALL payments include the following:

•                  A corporation

•                  A financial institution

•                  An organization exempt from tax under section 501(a),* an individual retirement plan or a custodial account under Section 403(b)(7).

•                  The United States or any agency or instrumentality thereof.

•                  A State, The District of Columbia, a possession of the United States, or any subdivision or instrumentality thereof.

•                  A foreign government, a political subdivision of a foreign government, or any agency or instrumentality thereof.

•                  An international organization or any agency or instrumentality thereof.

•                  A registered dealer in securities or commodities registered in the U.S., the District of Columbia or a possession of the U.S.

•                  A real estate investment trust.

•                  A common trust fund operated by a bank under section 584(a).

•                  An exempt charitable remainder trust, or a non-exempt trust described in section 4947(a)(1).

•                  An entity registered at all times under the Investment Company Act of 1940.

•                  A foreign central bank of issue.

Payments of dividends and patronage dividends not generally subject to backup withholding include the following:

•                  Payments to nonresident aliens subject to withholding under section 1441.

•                  Payments to partnerships not engaged in a trade or business in the U.S. and which have at least one nonresident partner.

•                  Payments of patronage dividends where the amount renewed is not paid in money.

•                  Payments made by certain foreign organizations.

•                  Payments made to a nominee.

Payments of interest not generally subject to backup withholding include the following:

•                  Payments of interest on obligations issued by individuals. Note: You may be subject to backup withholding if this interest is U.S.$600 or more and is paid in the course of the payer’s trade or business and you have not provided your correct taxpayer identification number to the payer.

•                  Payments of tax-exempt interest (including exempt-interest dividends under section 852).

•                  Payments described in section 6049(b)(5) to non-resident aliens.

•                  Payments on tax-free covenant bonds under section 1451.

•                  Payments made by certain foreign organizations.

•                  Payments made to a nominee.

Exempt payees described above should file Form W–9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE “EXEMPT” ON THE FACE OF THE FORM, AND RETURN IT TO THE PAYER. IF THE PAYMENTS ARE INTEREST, DIVIDENDS, OR PATRONAGE DIVIDENDS, ALSO SIGN AND DATE THE FORM.

Certain payments other than interest, dividends, and patronage dividends that are not subject to information reporting are also not subject to backup withholding. For details, see sections 6041, 6041A(a), 6042, 6044, 6045, 6049, 6050A and 6050N, and their regulations.

Privacy Act Notice—Section 6109 requires most recipients of dividend, interest, or other payments to give their correct taxpayer identification numbers to payers who must report the payments to IRS. The IRS uses the numbers for identification purposes and to help verify the accuracy of tax returns.  The IRS may also provide this information to the Department of Justice for civil and criminal litigation  and to cities, states and the District of Columbia to carry out their tax laws. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 31% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

Penalties

(1)   Penalty for Failure to Furnish Taxpayer Identification Number.—If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of U.S.$50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2)   Civil Penalty for False Information With Respect to Withholding.—If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of U.S.$500.

(3)   Criminal Penalty for Falsifying Information.—Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

(4)   Misuse of Taxpayer Identification Numbers.—If the requester discloses or uses taxpayer identification numbers in violation of federal law, the requester may be subject to civil and criminal penalties.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.

Rinker Materials Corporation

Offer to purchase its
6.875% Notes due March 1, 2004
144A: CUSIP 126392 AA 7, ISIN US126392AA72
Reg. S: Common Code 004931203 ISIN USQ30201AA78

Guaranteed by

CSR Limited

and

Rinker Group Limited

and

Solicitation of Consents to Amend Related Indenture

In order to be eligible to receive the Consent Payment, holders must have tendered and not withdrawn their notes at 5:00 p.m., New York City time, on March 13, 2003, unless extended or earlier terminated (as it may be extended, the “Consent Payment Deadline”).

The Offer will expire at 9 a.m., New York City time, on March 28, 2003, unless extended or earlier terminated (as it may be extended, the “Offer Expiration Time”), which is the date on which the demerger of Rinker Group Limited from CSR becomes effective (the “Demerger Effective Date”).  See “The Offer and Solicitation — Background” in the Offer to Purchase and Consent Solicitation dated February 28, 2003 Statement (the “Statement”).  The Offer Expiration Time may be extended and will be extended, if necessary, to be no earlier than the Demerger Effective Date.

Notes tendered pursuant to the Offer may be withdrawn at any time prior to the Offer Expiration Time.  A valid withdrawal of tendered notes prior to the Consent Payment Deadline will constitute the concurrent valid revocation of (and the only means of validly revoking) the related Consent.  Consents may not be withdrawn subsequent to the Consent Payment Deadline. Tendered notes withdrawn subsequent to the Consent Payment Deadline will not revoke the related Consent.

February 28, 2003

To Brokers, Dealers, Commercial Banks,
Trust Companies and other Nominees:

Rinker Materials Corporation (the “Company”) is offering to purchase for cash all of its outstanding notes, on the terms and subject to the conditions set forth in its Offer to Purchase and Consent Solicitation Statement dated the date hereof (the “Statement”) and in the related Letter of Transmittal and Consent. The notes are guaranteed by CSR Limited (“CSR”) and, effective on the Demerger Effective Date, Rinker Group Limited (“RGL” and, together with CSR, the “Guarantors”). Terms used herein and defined in such Statement are used herein as so defined.

We are asking you to contact your clients for whom you hold notes.  For your use and for forwarding to those clients, we are enclosing the Statement and the related Letter of Transmittal and Consent.  We are also enclosing a printed form of letter which you may send to your clients, with space provided for obtaining their instructions with regard to the Offer.  Neither the Company nor the Guarantors will pay you any fees or commissions for soliciting acceptances of the Offer or the Consent.  However, the Company and the Guarantors will reimburse you for customary mailing and handling expenses incurred by you in forwarding these materials to your clients.  WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE.

DTC participants will be able to execute tenders through the DTC Automated Tender Offer Program.

Any inquiries you may have with respect to the Offer or the Solicitation should be addressed to the Information Agent or the Dealer Manager for the Offer and Solicitation, at their respective addresses and telephone numbers as set forth on the back cover of the enclosed Statement.  Additional copies of the enclosed materials may be obtained from the Information Agent or the Dealer Manager.

Very truly yours,

CSR LIMITED
RINKER GROUP LIMITED
RINKER MATERIALS CORPORATION

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU THE AGENT OF THE COMPANY, THE GUARANTORS, THE DEALER MANAGER, THE INFORMATION AGENT OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER AND SOLICITATION OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

Rinker Materials Corporation

Offer to purchase its
6.875% Notes due March 1, 2004
144A: CUSIP 126392 AA 7, ISIN US126392AA72
Reg. S: Common Code 004931203 ISIN USQ30201AA78

Guaranteed by

CSR Limited

and

Rinker Group Limited

and

Solicitation of Consents to Amend Related Indenture

In order to be eligible to receive the Consent Payment, holders must have tendered and not withdrawn their notes at 5:00 p.m., New York City time, on March 13, 2003, unless extended or earlier terminated (as it may be extended, the “Consent Payment Deadline”).

The Offer will expire at 9 a.m., New York City time, on March 28, 2003, unless extended or earlier terminated (as it may be extended, the “Offer Expiration Time”), which is the date on which the demerger of Rinker Group Limited from CSR becomes effective (the “Demerger Effective Date”).  See “The Offer and Solicitation — Background” in the Offer to Purchase and Consent Solicitation Statement dated February 28, 2003 (the “Statement”).   The Offer Expiration Time may be extended and will be extended, if necessary, to be no earlier than the Demerger Effective Date.

Notes tendered pursuant to the Offer may be withdrawn at any time prior to the Offer Expiration Time.  A valid withdrawal of tendered notes prior to the Consent Payment Deadline will constitute the concurrent valid revocation of (and the only means of validly revoking) the related Consent.  Consents may not be withdrawn subsequent to the Consent Payment Deadline. Tendered notes withdrawn subsequent to the Consent Payment Deadline will not revoke the related Consent.

February 28, 2003

To Our Clients:

Rinker Materials Corporation (the “Company”) is offering to purchase for cash all of its outstanding notes of the type set forth above (the “Offer”), on the terms and subject to the conditions set forth in its Offer to Purchase and Consent Solicitation Statement dated the date hereof and in the related Letter of Transmittal and Consent. The notes are guaranteed by CSR Limited and, effective on the Demerger Effective Date, Rinker Group Limited. Terms used herein and defined in such Offer to Purchase and Consent Solicitation Statement are used herein as so defined.

This material is being forwarded to you as the beneficial owner of notes held by us for your account but not registered in your name. The accompanying Letter of Transmittal and Consent is furnished to you for informational purposes only and may not be used by you to tender notes held by us for your account. A tender of such notes may be made only by us as the registered Holder and only pursuant to your instructions.

Accordingly, we request instructions as to whether you wish us to tender and deliver Consents with respect to the notes held by us for your account. If you wish to have us to do so, please so instruct us by completing, executing and returning to us the instruction form that appears below.

INSTRUCTIONS

The undersigned acknowledge(s) receipt of your letter and the enclosed material referred to therein relating to the Offer and the Solicitation with respect to the Rinker Materials Corporation 6 7/8% Guaranteed Notes due March 1, 2004.

This will instruct you to tender the principal amount of notes indicated below held by you for the account of the undersigned (and to deliver a corresponding Consent) pursuant to the terms and conditions set forth in the Offer to Purchase and Consent Solicitation Statement, dated the date hereof and the related Letter of Transmittal and Consent.

Type		Principal Amount Held for Account of Holder(s)	Principal Amount to be Tendered and as to which Consents to be Given*
6 7/8%	Guaranteed Notes due March 1, 2004

*      Unless otherwise indicated, the entire principal amount indicated in the box entitled “Principal Amount Held for Account of Holder(s)” will be tendered and a Consent with respect thereto will be given.

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